Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2015. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 September 2015
(£m)
Capitalisation
Equity
Shareholders’ equity	43,226
Other equity instruments	5,355
Non-controlling interests	421
Total equity	49,002

Indebtedness

Subordinated liabilities	23,301

Debt securities
Debt securities in issue	86,329
Liabilities held at fair value through profit or loss (debt securities)	7,718
Total debt securities	94,047

Total indebtedness	117,348

Total capitalisation and indebtedness	166,350

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2015, all indebtedness was unsecured except for £36.5 billion of securitisation notes and covered bonds and £3.2 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption, at their call dates, of £137 million of preference shares on 1 October 2015, £48 million of undated subordinated liabilities on 14 October 2015 and £35 million of dated subordinated liabilities on 18 October 2015, there have been no further issuances or redemptions of subordinated liabilities since 30 September 2015.

There has been no material change in the information set forth in the table above since 30 September 2015.